UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20594
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                              Heska Corporation
                                (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                   42805E108
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP:  42805E108       PAGE 1 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CAPITAL GROUP INTERNATIONAL, INC.
         95-4154357

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) _
                                                                                (b) _

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA

NUMBER   5        SOLE VOTING POWER
OF                2,867,700
SHARES
BENEFICIALLY
OWNED BY 6        SHARED VOTING POWER
EACH              NONE
REPORTING
PERSON   7        SOLE DISPOSITIVE POWER
WITH              3,425,000


         8        SHARED DISPOSITIVE POWER
                  NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,425,000 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.1%

12       TYPE OF REPORTING PERSON*
         HC


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP:  42805E108       PAGE 2 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CAPITAL GUARDIAN TRUST COMPANY
         95-2553868

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) _
                                                                                (b) _

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA

NUMBER   5        SOLE VOTING POWER
OF                2,867,700
SHARES
BENEFICIALLY
OWNED BY 6        SHARED VOTING POWER
EACH              NONE
REPORTING
PERSON   7        SOLE DISPOSITIVE POWER
WITH              3,425,000

         8        SHARED DISPOSITIVE POWER
                  NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,425,000 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.1%

12       TYPE OF REPORTING PERSON*
         BK


*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP:  42805E108       PAGE 3 OF 6

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934


Amendment No.


Item 1(a) Name of Issuer:
Heska Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
1613 Prospect Parkway
Fort Collins, CO 80525

Item 2(a) Name of Person(s) Filing:
Capital Group International, Inc. and Capital Guardian Trust Company

Item 2(b) Address of Principal Business Office:
11100 Santa Monica Blvd.
Los Angeles, CA  94109

Item 2(c) Citizenship:   N/A

Item 2(d) Title of Class of Securities:
Common Stock

Item 2(e) CUSIP Number:
42805E108

Item 3 The person(s) filing is(are):

(b) X Bank as defined in Section 3(a)(6) of the Act.
(g) X Parent Holding Company in accordance with Section 240.I3d-1(b)(ii)(G).

Item 4 Ownership

Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 3,425,000 shares or 10.1% of the 33,922,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.



Item 5 Ownership of 5% or Less of a Class: _

Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

CUSIP:  42805E108  PAGE 4 of 6

1. Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of Capital Group International, Inc.

Item 8 Identification and Classification of Members of the Group:  N/A


Item 9 Notice of Dissolution of the Group:  N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:              December 8, 2000 (For the period ended November 30, 2000)
            Signature:         *David I. Fisher
            Name/Title:        David I. Fisher, Chairman
                               Capital Group International, Inc.

            Date:              December 8, 2000 (For the period ended November 30, 2000)
            Signature:         *David I. Fisher
            Name/Title:        David I. Fisher, Chairman
                               Capital Guardian Trust Company

*By        /s/ Michael J. Downer
           Michael J. Downer
           Attorney-in-fact

Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc.

CUSIP:  42805E108   PAGE 5 of 6

AGREEMENT

Los Angeles, CA
December 8, 2000


Capital Group International, Inc. ("CGII") and Capital Guardian Trust Company ("CGTC") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Heska Corporation.

CGII and CGTC state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

CGII and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.

                      CAPITAL GROUP INTERNATIONAL, INC.

                      BY:                   *David I. Fisher, Chairman
                                            David I. Fisher, Chairman
                                            Capital Group International, Inc.
                                            Capital Research and Management Company

                      CAPITAL GUARDIAN TRUST COMPANY
                      BY:                   *David I. Fisher, Chairman
                                            David I. Fisher, Chairman
                                            Capital Guardian Trust Company

*By      /s/ Michael J. Downer
         Michael J. Downer
         Attorney-in-fact


Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc.

CUSIP:  42805E108       PAGE 6 OF 6